Exhibit 10(z)

Newmont Mining Corporation

Summary of Executive Compensation

The following is a summary of the compensation paid to executive officers of Newmont Mining Corporation (the “Company”):

Base Salaries. Base salaries are designed to reflect competitive base pay levels, results achieved by the executive, and scope of responsibilities and experience.

The Compensation and Management Development Committee of the Company established the following base salaries for 2005 for the Company’s Chief Executive Officer and each of the Company’s four most highly compensated executive officers (the “named executive officers”) in 2004:

Name	Base Salary
Wayne W. Murdy	$900,000
Pierre Lassonde	$632,245
David H. Francisco	$456,000
Bruce D. Hansen	$360,000
John A.S. Dow(1)	$356,000

Annual Cash Incentives. Annual cash incentive awards are made pursuant to the Company’s Annual Incentive Compensation Payroll Practice (“AICP”). The named executive officers (and other senior management) are eligible to receive both a corporate performance bonus and a personal performance bonus. Participants in the AICP are assigned target awards as a percentage of their eligible base salary. Target award percentages increase at higher management levels to 100% of eligible base salary in the case of the Chief Executive Officer. The weight of corporate performance and personal performance factors varies by participant.

The 2004 corporate performance bonus was paid in cash based on achievement of corporate performance goals, which consist of (a) certain goals relating to net asset value, (b) certain reserve replacement goals, (c) certain free cash flow goals, and (d) an earnings per share goal. All of these performance goals were established by the Committee. The AICP bonus amount depends on the Company’s performance against these goals. If the Company meets the goals, each eligible employee receives a payment equal to his or her target award percentage; if the Company exceeds the goals, the payment can increase to as high as 200% of the target award percentage; if the Company does not meet the goals, the payment can decrease and, if the Company fails to achieve certain threshold performance, the payment will not be made at all. In 2004, the Company achieved a corporate performance percentage of 106.6% of target

(1)	Mr. Dow retired on March 1, 2005.

performance, based on the Company’s actual performance results as compared to the 2004 corporate performance goals.

The personal performance bonus is also paid in cash. Target bonus levels are determined by the executives’ grade level within the executive grade structure, and payouts are based on an evaluation of each executive’s personal contribution to the Company. In 2004, the maximum payout percentage for the personal performance bonus was 150% of the target level for the grade (with awards paid above target based on exemplary performance). Performance deemed to fall below expectations results in a payment below the target level, or in some cases no payment at all. In 2004, personal performance awards to the named executive officers and other AICP participants were based on certain factors such as the individual goals and accomplishments of the relevant executive officer, as well as such executive officer’s contributions to the positive results realized by the Company during 2004. The performance targets for 2005 consist of five performance factors, with equal weighting, which measure achievement of certain goals relating to (a) net asset value, (b) replacement of proven and probably reserves, (c) free cash flow, (d) earnings per share, and (e) gross margin.

In 2003, the Company eliminated the Intermediate Term Incentive Compensation Plan (“ITIP”), which paid bonuses in the form of cash and restricted stock based on a consolidated three-year performance measurement. The elimination of the ITIP resulted in a reduction in total direct compensation for the executives. In order to address this reduction, cash transition payments are paid over three years to those executives who previously participated in the ITIP. The transition payments are also based on the Company’s achievement of corporate performance goals under the AICP, which paid out at 106.6% based on the Company’s actual performance during 2004.

The following chart represents cash payments awarded to the named executive officers under the AICP and the transition payments described above for performance in 2004:

Name and Title	Corporate Performance Bonus	Personal Performance Bonus	Transition Payment
Wayne W. Murdy, Chairman and Chief Financial Officer	$562,448	$298,856	$320,466

Pierre Lassonde, President	323,965	207,209	139,928

David H. Francisco, Executive Vice President, Operations	241,449	130,238	108,391

Bruce D. Hansen, Senior Vice President and Chief Financial Officer	190,548	111,719	88,068

John A. S. Dow, Executive Vice President	188,775	110,680	90,777

Restricted Stock Awards. The Company’s executive compensation program also includes awards of restricted stock based on the Company’s performance. Restricted stock awards are intended to reward the named executive officers and other eligible executives based on the attainment of corporate performance goals established by the Committee. These goals track the corporate performance goals established under the AICP, as described above, and the Company must achieve certain threshold performance before any restricted stock awards are made. Awards in 2004 were made in the form of restricted shares of Newmont Common Stock under the Newmont Mining Corporation 1999 Employees Stock Plan, with such shares vesting in equal installments over three years. Executives are assigned target awards as a percentage of their eligible base salary. For 2004, these target award percentages for the top five executives ranged from 75% to 135%. As with the AICP, the restricted stock award amount depends on the Company’s performance against defined goals. If the Company meets the goals, each eligible employee receives a payment equal to his or her target award percentage; if the Company exceeds the goals, the payment can increase to as high as 200% of the target award percentage; if the Company does not meet the goals, the award can decrease and, if the Company fails to achieve certain threshold performance, the award will not be made at all. In 2004, the Company’s named executive officers and other senior management achieved a corporate performance percentage as described above of 106.6% of target performance, based on the Company’s actual performance results as compared to the 2004 corporate performance goals.

The named executive officers were awarded the following amounts of restricted stock of Newmont Common Stock for 2004:

Name	Restricted Stock Awarded
Wayne W. Murdy	25,427
Pierre Lassonde	13,216
David H. Francisco	9,209
John A. S. Dow	7,200
Bruce D. Hansen	7,268

Stock Options. Stock options are a long-term incentive award designed to link executive rewards with stockholder value over time. The award of stock options promotes the creation of stockholder value because the benefits cannot be realized unless stock price appreciation occurs. Options provide a strong incentive to increase stockholder value, with the number of options increasing in proportion to the relative potential influence of the recipient on overall performance of the Company, and reward recipients making a long-term commitment to the Company.

During 2004, stock options were granted to the named executive officers under Newmont’s 1996 Employees Stock Plan as the follows:

Name	Options Granted (#)		Exercise Price
Wayne W. Murdy	45,000 45,000	(1) (2)	$40.43 45.74
Pierre Lassonde	30,000 30,000	(1) (2)	40.43 45.74
David H. Francisco	20,000 20,000	(1) (2)	40.43 45.74
Bruce D. Hansen	20,000 20,000	(1) (2)	40.43 45.74
John A. S. Dow	20,000 20,000	(1) (2)	40.43 45.74

(1)	Granted on April 27, 2004, and exercisable in three annual increments, commencing on April 27, 2005.
(2)	Granted on December 7, 2004, and exercisable in three annual increments, commencing on December 7, 2005.

Pension Plans. The named executive officers (except Mr. Lassonde) participate in the Company’s qualified defined benefit pension plan, as well as its nonqualified supplemental pension plan that provides benefits that would otherwise be denied participants by reason of certain Internal Revenue Code limitations on qualified plan benefits. Mr. Lassonde participates in the Company’s International Retirement Plan, which provides participants with a basic, savings and supplemental payment upon retirement or termination of employment. The basic and savings payments are calculated based on participants’ age and annual compensation during each year of participation in the International Plan.

Officers’ Death Benefit Plan and Group Life Insurance Program. The Company has an Officers’ Death Benefit Plan for the benefit of the named executive officers and other executive officers of the Company. The plan provides a death benefit of three times final annual base salary for an executive officer who dies while an active employee and a death benefit of one times final annual base salary for an executive officer who dies after retiring at or after normal retirement age. For retirement prior to normal retirement age, the post-retirement death benefit is 30% to 100% of one times final annual base salary, depending on the number of years remaining to normal retirement age. Coverage under the Officers’ Death Benefit Plan is offset by group life insurance maintained for the benefit of all salaried employees of the Company and certain of its subsidiaries.

Executive Agreements. Mr. Murdy’s letter of offer of employment from the Company provides that if his employment is terminated other than for “cause” (as defined in the Company’s Severance Pay Plan), or if he terminates employment after a reduction in base salary or a significant reduction in duties and responsibilities (as determined by independent members of the Board of Directors of the Company), he will be entitled to receive 24 months of his then salary (as defined in the Company’s Severance Pay Plan) plus certain other severance benefits. Mr. Murdy’s letter agreement with the Company provides that upon his retirement from the Company on or after his 62nd birthday, he will receive an additional one-half year of “credited” service under the Company’s supplemental pension plan for each otherwise credited year of his service with the Company or any of its subsidiaries in computing his pension benefits. In the event Mr. Murdy’s employment with the Company or any of its subsidiaries terminates prior to his 62nd birthday, he will not be entitled to such benefit unless his termination constitutes a “qualifying termination” as defined in the letter agreement. Generally, a qualifying termination means (a) a termination due to Mr. Murdy’s death or disability, (b) a termination by Mr. Murdy for “good reason” (as defined in the letter agreement), (c) a termination of Mr. Murdy by the Company without cause (as defined in the Company’s Severance Pay Plan), or (d) a termination that qualifies Mr. Murdy for enhanced severance benefits under his Change of Control Agreement (see “Change of Control Employment Agreements” below). Any benefits to which Mr. Murdy may be entitled under the Company’s Severance Pay Plan (as described below) reduce the benefits due under these arrangements.

Pursuant to Mr. Lassonde’s Employment Agreement dated February 16, 2002, as amended, Mr. Lassonde is paid a base salary to perform his duties as President of the Company, including, but not limited to, the management, operation, strategic direction and overall conduct of the merchant banking and business development functions of the Company. In addition, Mr. Lassonde is eligible to participate in Newmont’s incentive plans, welfare benefit program, stock option plans and retirement plans. Should Mr. Lassonde be terminated for any reason other than for cause, he will receive the benefit he would be eligible for under the Company’s Severance Pay Plan and/or the Executive Change of Control Severance Plan. In the event his employment is terminated, Mr. Lassonde is not required to resign from the Board of Directors of the Company; instead, he will be considered a non-employee director at such time and will be eligible to be considered for nomination by the Board for re-election as a director at the next scheduled annual meeting of stockholders, on the same basis as any other non-employee director. The agreement automatically renews for one-year terms unless terminated by either party.

Change of Control Employment Agreements. The Company is a party to change of control employment agreements with each of the named executive officers, other than Mr. Lassonde (see above). The change of control employment agreements have three-year terms, which terms are automatically extended for one year upon each anniversary unless a notice not to extend is given by the Company. If a Change of Control (as defined in the agreements) occurs during the term of an agreement, then the agreement becomes operative for a fixed three-year period. The agreements provide generally that the executive’s terms and conditions of employment (including position, location, compensation and benefits) will not be adversely changed during the three-year period after a Change of Control of the Company. If the Company terminates the executive’s employment (other than for cause, death or disability), the executive terminates for “good reason” during such three-year period, or the executive terminates employment for any reason during the 30-day period following the first anniversary of the Change of Control, and upon certain terminations prior to a Change of Control in connection with or in anticipation of a Change of Control, the executive is generally entitled to receive (a) three times the sum of (i) the executive’s annual base salary plus (ii) the executive’s annual bonus (as determined in the agreements), (b) accrued but unpaid compensation, (c) welfare benefits for three years, (d) a pro rata bonus for the year in which the termination of employment occurs, and (e) a lump sum payment having an actuarial value equal to the additional pension benefits the executive would have received if he or she had continued to be employed by the Company for an additional three years. In addition, the agreements provide that the executive is entitled to receive a payment in an amount sufficient to make the executive whole for any excise tax on excess parachute payments imposed under Section 4999 of the Internal Revenue Code of 1986, as amended. In the event of a Change of Control, the agreements will supersede any individual employment agreements entered into by the Company with the executives, and the executive will not be permitted to participate in the Company’s severance plans or policies, including the Severance Pay Plan described below, during the three-year period following a Change of Control. Mr. Lassonde participates in the Company’s Change of Control Severance Plan for Executive Employees. In general, the terms of the Change of Control Severance Plan are similar to those of the change of control agreements described above.

Severance Pay Plan. Each of the named executive officers participates in the Company’s Severance Pay Plan. Participants in the Severance Pay Plan whose employment with the Company or one of its subsidiaries or affiliates is involuntarily terminated other than for “cause” (as defined in the Severance Pay Plan) are entitled to receive a minimum of four weeks of salary (as defined in the Severance Pay Plan), together with an additional two weeks of salary for each year of service. Under the Severance Pay Plan, the maximum severance allowance benefit payable to a participant calculated as set forth above is 104 weeks of the participant’s salary. In addition to the amount described above, each participant is also entitled to a lump sum payment equal to the Company’s matching contribution that would have been made under the Company’s Retirement Savings Plan calculated in accordance with the relevant provisions of the Severance Pay Plan and any accrued and unused vacation time. Participants under the Severance Pay Plan are also entitled to certain fringe benefits, such as coverage under the Company’s medical and dental plans and life insurance plan, as set forth in the Severance Pay Plan.

Perquisites. The Company’s philosophy is to offer a minimum of perquisites to its executives and generally when such benefits have a business purpose. In 2004, such benefits for the named executive officers were (a) limited use of a corporate aircraft; (b) financial planning; (c) golf or social club memberships for the Chief Executive Officer and President; and (d) life insurance benefits. The Company owns a fractional share in a corporate aircraft, which is used solely for senior executives’ travel on Company business. On occasion, a senior executive’s spouse may travel on the same aircraft, at no incremental cost to the Company. If the spouse’s travel in such cases is in connection with attendance at a corporate business function which spouses generally attend, and such travel results in taxable income to the senior executive, the Company reimburses the executive for the tax effect of such income.